Exhibit 99.1

TeliaSonera's Annual General Meeting

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 27, 2006--The Annual General Meeting of TeliaSonera AB (publ)(STO:TLSN) (NASDAQ:TLSN) (HEX:TLSN) will be held Thursday, April 27, 2006 at 5.00 p.m. Swedish time at Munchen-Bryggeriet in Stockholm. Please find attached an English translation of the notis.

TeliaSonera will publish the notis to the Annual General Meeting in Post- och Inrikes Tidningar, Dagens Nyheter, Svenska Dagbladet in Sweden on Tuesday, March 28, 2006. The call center will be open from March 28, 2005 at 9.00 a.m. Swedish time for notification of participation.

Ordinary Annual General Meeting in TeliaSonera AB (publ)

The shareholders of TeliaSonera AB (publ) are hereby summoned to the ordinary Annual General Meeting at 5.00 p.m. on Thursday, April 27, 2006 at Munchen-Bryggeriet, Masshallen, Torkel Knutssonsgatan 2, Stockholm.

The premises will open at 4.00 p.m. Refreshments will be served before the meeting starts.

The Annual General Meeting will be interpreted into English and Finnish.

Right to participate

Shareholders wishing to participate in the Annual General Meeting must

-- be listed as shareholders in the printout of the register of shareholders issued by VPC AB on Friday, April 21, 2006, and

-- have notified TeliaSonera AB of their intent to participate in the Annual General Meeting not later than 4.00 p.m. Swedish time on Friday, April 21, 2006.

Notice etc.

Notice of participation can be made in writing to TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden, by telephone +46-8-611 6015, by fax +46-8-611 6017, or, for private individuals, via the Internet at www.teliasonera.com under section Investor Relations. Notice may be provided by phone on weekdays between 9.00 a.m. and 5.00 p.m. Swedish time (however, not later than 4.00 p.m. on Friday, April 21). The notice must include name/company, social security/corporate registration number, telephone number (office hours) and number of accompanying persons. To facilitate admission to the Annual General Meeting, powers of attorney, registration certificates and other authorizing documents should be sent to the Company at the address above at the latest by Tuesday, April 25, 2006. Please note that any powers of attorney must be submitted in the original, and thus cannot be sent via the Internet or fax.

In order to be able to participate in the Annual General Meeting, shareholders who have allowed their shares to be registered in trust must temporarily re-register their shares in the register of shareholders under their own names by Friday, April 21, 2006. These shareholders must notify their trustees of this well in advance of Friday, April 21 2006 when the re-registrations shall have been completed. This procedure may also be applicable for shareholders who are using a bank's share deposit and/or are trading via the Internet. Shareholders must contact their trustee well in advance for more information.

As Finnish shareholders within the Finnish book-entry system (APK) are nominee registered at VPC, these Finnish shareholders have to contact APK, by e-mail: thy@ncsdgroup.com or by phone: +358 (0)20 770 6609, for re-registration well in advance of April 21, 2006 to be able to participate in the meeting. Please note that APK will not automatically re-register all shareholders. Please also note that these Finnish shareholders still have to notify TeliaSonera of their intention to participate as described above.

The CEO's speech at the Annual General Meeting will be posted on the homepage at www.teliasonera.com under section Investor Relations after the meeting.

Agenda:

Opening of the Annual General Meeting

1. Election of chairperson of the meeting

2. Election of two persons to check the meeting minutes along with the chairperson

3. Preparation and approval of voting register

4. Adoption of agenda

5. Confirmation that the meeting has been duly and properly convened

6. Presentation of the Annual Report and Auditor's Report, Consolidated Financial Statements and Group Auditor's Report for 2005. Speech by President Anders Igel in connection herewith and a description of the Board of Directors work during 2005

7. Resolution to adopt the Income Statement, Balance Sheet, Consolidated Income Statement and Consolidated Balance Sheet for 2005

8. Resolution concerning appropriation of the Company's profits as per the adopted Balance Sheet, and setting of record date for the stock dividend

9. Resolution concerning discharging of members of the Board of Directors and the President from personal liability towards the company for the administration of the Company in 2005

10. Resolution concerning number of board members and deputy board members to be elected by the Annual General Meeting

11. Resolution concerning remuneration to the Board of Directors

12. Election of Board of Directors. The election will be preceded by information from the chairperson concerning positions held in other companies by the candidates

13. Election of chairman and deputy chairman of the Board of Directors

14. Election of nomination committee

15. The Board of Directors' proposal to amend the articles of association

16. The Board of Directors` proposal to reduce the share capital by cancellation of shares owned by the company

17. The shareholder TeliaSonera Aktieagarforening proposal that the shareholders meeting shall take place at the same time in both Stockholm and Helsingfors

18. The shareholder Einar Hellbom proposal to authorize the Board of Directors to investigate the possibility for shareholders to subscribe for shares to a certain price or in any other way restore the confidence in the company

19. The shareholder Murray Swanson proposal to authorize the Board of Directors to pay compensation partly to a Juvenile Diabetes Foundation in the U.S.A., partly to the former management team of Sonera Corporation U.S.

Closing of the Annual General Meeting

Item 8 - Dividend

The Board of Directors proposes that a dividend of SEK 3.50 per share be distributed to the shareholders, and that May 3, 2006 be set as the record date for the dividend. If the Annual General Meeting adopts this proposal, it is estimated that disbursement from VPC AB will take place on May 8, 2006.

Item 15-Amendment of articles of association

It is proposed that the Annual General Meeting adopts the amended articles of association, mainly in order to adapt the articles of association to conform to the new Swedish Companies Act that entered into force on January 1, 2006. The proposal is, in essence, to amend the articles of association as follows:

-- paragr. 5 will be deleted and replaced with a new paragr. 5 stating that the number of shares of the company shall be not less 2,5 billion and not more than 10 billion.

-- paragr. 6 will be amended by deleting the provision of the mandate period of the board.

-- paragr. 7 will be amended by adding a new provision stating that the board in certain specified cases has the right to appoint one or more specific auditors or a registered auditing company to audit reports or plans made by the board in accordance with the Companies Act.

-- paragr. 8 will be amended by deleting the wording of publishing the notice in an alternative publication in case advertisement cannot be made in the specified publications
Swedish Official Gazette (Post- och Inrikes Tidningar), Dagens Nyheter and Svenska Dagbladet .

-- paragr. 9 will be amended by deleting the provision stating that in order to be entitled to attend a general meeting, shareholders must be entered in a transcription of the entire share register in respect of their shareholdings ten days prior to the meeting. The expression "annual meeting" (Sw arsstamma) will be added as the general term for the annual general meeting in which among others the annual report will be presented. Furthermore it will be specified that the discharge from liability of the members of Board of Directors and Managing Director is "towards the company". Finally in paragr. 9 a new provision will be added, stating that a person who has not the right by virtue of the Companies Act to attend a general meeting shall, on conditions stipulated by the Board, have the right to attend or in an other way, eg, through electronic connection, follow the meeting,

-- a new wording of paragr.12 to conform to the definition of "VPC company" (Sw. avstamningsbolag) in the Companies Act:" The shares of the company shall be registered in a record day register (Sw. avstamningsregister) pursuant to the Financial Instrument Account Act (1998:1479).

-- A new paragr., paragr.13, will be added, stating that the Board of Directors has the right to collect power of attorneys on the cost of the company.

Furthermore, the Annual General Meeting authorize the CEO of the company to make minor adjustments in the resolutions above that may be necessary for registration with the Swedish Companies Registration Office (Sw. Bolagsverket).

Valid resolution by the Annual General Meeting to change the articles of association requires the support of at least two thirds of the votes cast as well as the shares represented at the General Meeting.

Item 16 - Reduction of the share capital by cancellation of shares owned by the company

During 2005, TeliaSonera repurchased 184.774.856 of its own shares. In the prospectus for TeliaSonera` s repurchase offer in 2005, the board of directors stated its intention to propose the annual general meeting in 2006 to resolve on the cancellation of the repurchased shares by means of a reduction of the share capital without any payment to the shareholders. TeliaSonera' s share capital amounts to SEK 14,960,742,620.80 divided into 4.675.232.069 shares. The shares ratio value amounts to SEK 3.20. The board of directors proposes that the Annual General Meeting 2006 decides to reduce the share capital by SEK 591,279,539.20.

The reduction of the share capital shall be carried out by means of a cancellation of 184.774.856 shares owned by TeliaSonera and which were repurchased through TeliaSonera`s repurchase offer in 2005. The purpose of the reduction of the share capital is to convert share capital into non-restricted equity in accordance with chapter 20 section 1 paragraph 1 sub-section 2 of the Swedish companies act. After the reduction of the share capital, TeliaSonera's share capital amounts to SEK 14,369,463,081.60 divided into 4.490.457.213 shares. The annual general meeting's resolution as of above, is not to be executed without permission from the Swedish Companies Registration Office (Sw. Bolagsverket) or, in case of dispute, the court. Furthermore, the Annual General Meeting authorize the CEO of the company to make minor adjustments to the resolutions above that may be necessary for registration with the Swedish Companies Registration Office (Sw. Bolagsverket) and the Central Securities Depository Register (Sw. VPC)

Valid resolution by the Annual General Meeting to reduce the share capital requires the support of at least two thirds of the votes cast as well as the shares represented at the General Meeting.

Item 17 - Shareholders meeting to take place at the same time in both Stockholm and Helsingfors

The shareholder TeliaSonera Aktieagarforening's proposal is, in essence, that the Annual General Meeting shall decide that shareholders meeting from now on shall take place at the same time in both Stockholm and Helsingfors.

Item 18 - Investigate the possibility for shareholders to subscribe for shares to a certain price or in any other way restore the confidence in the company

The shareholder Einar Hellbom's proposal is, in essence, to authorize the Board of Directors to investigate the possibility to give the shareholders a possibility to subscribe for shares to a price that wholly or partially compensates the small shareholders for the losses they have suffered or in any other way restore the confidence in the company.

Item 19 - Compensation partly to a Juvenile Diabetes Foundation in the U.S.A., partly to the former management team of Sonera Corporation U.S.

The shareholder Murray Swanson proposal's is, in essence, to authorize and instruct the Board of Directors to:

-- pay a Juvenile Diabetes Foundation in the U.S.A. 1 % of the 1.1 billion euro gain created by the management team in Sonera Corporation U.S. plus a 10 % return from March 31, 2001; and

-- pay to the management team in Sonera Corporation U.S. a compensation of 1 % of the 1.1 billion euro gain created by the management team in Sonera Corporation U.S. plus a 10%
return from March 31, 2001.

Item 1, 10, 11, 12, 13 and 14 regarding the Board of Directors and remuneration etc.

The Nomination Committee appointed by the Annual General Meeting consists of the following persons: Jonas Iversen, the Chairman (Swedish state), Markku Tapio (Finnish state), KG Lindvall (Robur), Lennart Ribohn (SEB) and the Chairman of the Board of Directors Tom von Weymarn.

The Nomination Committee presents the following proposals:

-- Chairman of the meeting: Sven Unger

-- Number of board members: Eight with no deputy board members

-- Remuneration to the Board of Directors: To the chairman SEK 800,000 (previously 750,000), to the deputy chairman SEK 550,000 and to the other board members elected by the Annual General Meeting SEK 400,000 each. It is also proposed that the chairman of the board's audit committee receive remuneration with SEK 150,000 and to the other members of the board's audit committee SEK 100,000 and also remuneration to the chairman of the board's remuneration committee with SEK 40,000 and to the other members of the board's remuneration committee SEK 20,000.

-- Election of Board of Directors: Re-election of Carl Bennet,Eva Liljeblom, Lennart Laftman, Sven-Christer Nilsson, Timo Peltola, Caroline Sundewall and Tom von Weymarn. Paul Smits
has declined to offer himself for re-election. New election of Lars-Erik Nilsson. Lars-Erik Nilsson is the former President of Compaq Sweden and is today i.a. the chairman of Axos AB and Teligent AB. A presentation of the candidates nominated by the Nomination Committee for election to the Board of Directors is available at the website of TeliaSonera, www.teliasonera.se, see section Investor Relations, and will be available at the Annual General Meeting as well.

-- Chairman of the Board of Directors: Tom von Weymarn

-- Deputy chairman of the Board of Directors: Carl Bennet

-- Election of Nomination Committee: Jonas Iversen (Swedish state), Markku Tapio (Finnish state), KG Lindvall (Robur), Lennart Ribohn (SEB funds / SEB Insurance) and Tom von
Weymarn.(chairman of the Board of Directors).
Shareholders representing approximately 63 % of the votes in the company have stated that they support the proposals presented by the Nomination Committee.

Annual Report etc.

The Annual Report and the Auditor's Report for fiscal year 2005, the proposal of the Board of Directors of distribution of dividend and a statement thereof, the proposal of the Board of Directors to amend the articles of association, the proposal of the Board of Directors to reduce the share capital by cancellation of own shares together with a statement of Board of Directors and Auditors report thereof, and also documents received from the shareholders that have raised items on the agenda will be available at TeliaSonera AB, Investor Relations,
Sturegatan 1, Stockholm, Sweden, as of Thursday April 13, 2006. The material can also be obtained in writing from the following address: TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden or by telephone +46-8-611 6015.

Stockholm, March 2006

The Board of Directors

Shareholders' information meeting in Finland

A Finnish shareholders' information meeting will be arranged on April 26 at 5.00 p.m. Finnish time at the Fair Center (Messukeskus), Helsinki. The Finnish shareholders will there have the possibility to meet representatives from the management and the board in person. Notice of intention to attend the Finnish Shareholders' information meeting can be done as described below, however not later than April 12:

-- by phone: +358 (0)2040 54444

-- by e-mail: communications-fi@sonera.com

Information and a link to the notification per e-mail can be found on TeliaSonera's website: www.teliasonera.se under section Investor Relations

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Carina Kampe, +46-(0)8-713 58 30